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	December 20, 2016	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Floating Rate Income Strategies Fund, Inc.

File Nos. 333-214530 & 811-21413

Dear Ms. O’Neal-Johnson:

Thank you for your oral comments, received on December 13, 2016, regarding the Registration Statement on Form N-2 (the “Registration Statement”) filed by BlackRock Floating Rate Income Strategies Fund, Inc. (the “Fund”) on November 9, 2016 with the Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to these comments are set forth below.

Changes will be reflected in Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the Registration Statement.

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in Amendment No. 1.

Deborah O’Neal-Johnson

December 20, 2016

COMMENTS AND RESPONSES

1.	Footnote 2 to the fee table states: “Based on a sales price per share of $13.56, which represents a discount to the Minimum Price, i.e. NAV plus sales load of the Fund’s common stock on November 3, 2016.” Please explain why the Fund estimates that shares will be sold at a discount to the Minimum Price.

The Fund does not intend to sell shares at a discount to the Minimum Price. The Fund has revised this disclosure.

2.	Please confirm that expenses associated with the Fund’s dividend reinvestment plan are included in Other Expenses in the fee table.

The Fund confirms that expenses associated with the Fund’s dividend reinvestment plan are included in Other Expenses in the fee table.

3.	Please revise Footnote 3 to the fee table to clarify that Other Expense are estimated based on the fiscal year ended August 31, 2016.

The Fund has made the requested clarification.

4.	Please explain why the Registration Statement includes a capitalization table.

The Fund believes that information regarding the Fund’s estimated adjusted capitalization, assuming the sale of all the shares of common stock registered pursuant to the Registration Statement, is important information for the Fund’s stockholders. The Fund further notes that other closed-end funds with similar at-the-market programs include such information in their registration statements. See, e.g., Prospectus Supplement filed pursuant to Rule 497(e) by GAMCO Global Gold, Natural Resources & Income Trust, File Nos. 333-198978 and 811-21698, on September 9, 2016.

5.	In the discussion of risks associated with the Fund’s investments in senior loans and bank loans, please add disclosure to indicate the risks associated with the fact that such loans may not be considered “securities” under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The Fund has made the requested change.

Deborah O’Neal-Johnson

December 20, 2016

6.	The Registration Statements states that the Fund may engage in short sales. Please confirm that expenses (e.g., dividend and interest payments and brokerage costs) associated with such sales, if any, are reflected in the “Other Expenses” line of the fee table.

The Fund confirms that expenses associated with short sales, if any, are reflected in the “Other Expenses” line of the fee table.

7.	The Registration Statement states that the Fund may invest directly in floating rate debt securities or synthetically through the use of derivatives. Please address each of the following:

(a)	Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

In drafting disclosure regarding derivative transactions in the Registration Statement, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

(b)	If the Fund intends to count derivatives toward the Fund’s 80% policy, please state that the derivatives will have similar economic characteristics to floating rate debt securities. See Investment Company Act Release No. 24828, at note 13 (Jan. 17, 2001). In addition, please explain to us how derivatives will be valued for purposes of the 80% policy and for purposes of calculating Managed Assets to determine the management fee. We may have additional comments after reviewing your response.

With respect to the Fund’s 80% policy, the Fund may invest directly in floating rate debt securities or synthetically through the use of derivatives. In calculating the Managed Assets of the Fund, derivatives instruments are valued at their market value, or, in cases where market value is not available, at fair value, as determined in accordance with the valuation policies and procedures adopted by the Board of Directors of the Fund. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating Managed Assets.

Deborah O’Neal-Johnson

December 20, 2016

(c)	Please note that to the extent the Fund enters into a derivative contract, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please disclose in an appropriate location of the registration statement an explanation as to how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act of 1940 (the “Investment Company Act”).

The Registration Statement discloses how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act on page II-36 under the caption “Leverage”.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon